
Supplementary Material for Financial Results for the 12 months ended March 31, 2004 (Unconsolidated)

                                                  FY 2001                            FY 2002
                                      6 mos. ending     12 mos. ending    6 mos. ending     12 mos. ending
                                      Sep. 30, 2000     March 31, 2001    Sep. 30, 2001     March 31, 2002

Vehicle Production
 (thousands of units)                     1,637          3,422            1,644             3,364
Vehicle Sales (thousands of units)        1,701          3,520            1,674             3,428
  Japan                                     835          1,816              850             1,720
  Exports                                   866          1,704              824             1,708
    North America                           357            710              353               754
    Europe                                  254            487              200               425
    Asia                                     61            121               58               106
    Latin America                            47             97               52                93
    Oceania                                  62            115               58               116
    Others                                   85            174              103               214

Net Sales (billions of yen)               3,708.7        7,903.5          4,011.9           8,284.9
  Japan                                   1,682.3        3,767.2          1,767.3           3,544.3
  Exports                                 2,026.4        4,136.3          2,244.5           4,740.6
Operating Income (billions of yen)          191.3          506.8            354.2             748.9
(Operating Income Ratio) (%)                 (5.2)          (6.4)            (8.8)             (9.0)
Ordinary Income (billions of yen)           226.7          621.7            347.1             768.9
(Ordinary Income Ratio) (%)                  (6.1)          (7.9)            (8.7)             (9.3)
Net Income (billions of yen)                104.3          333.5            203.5             470.2
(Net Income Ratio) (%)                       (2.8)          (4.2)            (5.1)             (5.7)
Shareholders Return
  Dividend Payout (billions of yen)          41.1           92.7             47.4             101.5
    Dividend Per Share (yen)                 11             25               13                28
    Payout Ratio (%)                         39.4           27.8             23.3              21.6
 Value of shares canceled
 (billions of yen)                           26.3          263.5            129.2             129.2
 Shareholder Return (%)                      64.7          106.8             86.8              49.1
 Value of shares repurchased
 (billions of yen)                           26.3          263.6            129.2             277.5
Number of Outstanding Shares
 (thousands)                          3,743,405      3,684,997        3,649,997         3,649,997
Number of Employees                      65,907         66,005           65,029            66,820



                                                                                                              FY 2005 Prospects
                                                                                                         prospects        prospects
                                                                                                            for             for
                                                  FY 2003                         FY 2004                 6 mos.           12 mos.
                                      6 mos. ending  12 mos. ending    6 mos. ending  12 mos. ending     ending           ending
                                      Sep. 30, 2002  March 31, 2003    Sep. 30, 2003  March 31, 2004   Sep. 30, 2004   Mar. 31, 2005

Vehicle Production
 (thousands of units)                     1,676          3,513           1,682             3,558         1,760         3,610
Vehicle Sales (thousands of units)        1,691          3,559           1,720             3,625         1,790         3,670
  Japan                                     800          1,724             830             1,765           840         1,790
  Exports                                   891          1,835             890             1,860           950         1,880
    North America                           414            841             398               811           410           810
    Europe                                  182            392             198               419           190           420
    Asia                                     80            165              71               151            90           160
    Latin America                            34             71              28                61            30            60
    Oceania                                  71            137              78               158            80           150
    Others                                  110            229             117               260           150           280

Net Sales (billions of yen)               4,204.7        8,739.3         4,302.1           8,963.7       4,400.0       9,000.0
  Japan                                   1,607.3        3,438.4         1,667.5           3,593.1
  Exports                                 2,597.4        5,300.8         2,634.5           5,370.5
Operating Income (billions of yen)          471.3          861.3           459.1             833.7         360.0         700.0
(Operating Income Ratio) (%)                (11.2)          (9.9)          (10.7)             (9.3)         (8.2)         (7.8)
Ordinary Income (billions of yen)           481.7          892.6           510.5             915.7         370.0         830.0
(Ordinary Income Ratio) (%)                 (11.5)         (10.2)          (11.9)            (10.2)         (8.4)         (9.2)
Net Income (billions of yen)                382.2          634.0           338.0             581.4         220.0         520.0
(Net Income Ratio) (%)                       (9.1)          (7.3)           (7.9)             (6.5)         (5.0)         (5.8)
Shareholders Return
  Dividend Payout (billions of yen)          56.8          125.8            67.9             151.2
    Dividend Per Share (yen)                 16             36              20                45
    Payout Ratio (%)                         14.9           19.8            20.1              26.0
 Value of shares canceled
 (billions of yen)                          143.0          143.0             -                 -
 Shareholder Return (%)                      52.3           42.4            20.1              26.0                          (Note 6)
 Value of shares repurchased
 (billions of yen)                          163.5        453.4           161.7             398.8
Number of Outstanding Shares
 (thousands)                          3,609,997      3,609,997       3,609,997         3,609,997
Number of Employees                      66,874         65,551          66,099            65,346                            (Note 2)


(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income


Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and
(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.